J. P. Jones
President and COO

Q4FY 2000
6 - 7 November 2000

Forward-Looking Statements

The forward-looking statements contained in this presentation are based on current expectations regarding important risk factors. Actual results may differ materially from those expressed. Factors that might cause forward-looking statements to differ materially from actual results include, among other things, overall economic and business conditions; demand for the goods and services of Air Products; competitive factors in the industries in which it competes; changes in government regulation; success of implementing cost reduction programs; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; fluctuations in interest rates and foreign currencies; the impact of tax and other legislation and regulations in the jurisdictions in which Air Products and its affiliates operate; and the timing and rate at which tax credits can be utilized.

FY 2000 – An Excellent Year
P&L Summary - Fiscal 2000

($Millions)	Fiscal Year		
	2000	**1999**	**B/(W)%**
Sales	**$5,467**	**$5,020**	**9**
Selling & Administration **	**689**	**673**	**(2)**
Operating Income **	**880**	**769**	**14**
Earnings Per Share **	**$2.46**	**$2.09**	**18**
ORONA (%) **	**11.1%**	**10.4%**	
Capital Spending	**971**	**1,108**	**12**

** Excludes Disclosed Items

Air Products

the Air Products Difference

The Difference is . . .

- **Gases and Chemicals . . . One Company**

- **Growth Oriented Portfolio**

- **Producing More Value-Added Products**

- **Embedded Services**

- **Relationships / Franchises / Leverage**

- **Highly-Trained, Motivated Talent Pool to Deliver It**



Delivering the Difference



Leadership positions drove performance in 2000 . . .



FY00/99 Operating Income Growth

Electronics – Systemically Integrated . . .








Customer Requirements planning → **Process Development With OEM's** → **Key Partner alliances** → **Gas/chemical Development & manufacturing** → **Turnkey UHP fab systems** → **MEGASYS TM And beyond**

. . . to capitalize on the IT revolution








Internet Access And Infrastructure   **PC's and Servers**   **Cell Phones And Hand-held Devices**   **Digital Photography**   **Games and Entertainment**   **Displays And Other**

Air Products

Expanding Key CPI Franchises

San Francisco

Los Angeles

Texas Gulf Coast

Louisiana Gulf Coast

Camacari

Rotterdam

Onsan/ Ulsan

Mab Ta Phut

Kuan Yin

Kuantan

Singapore



Air Products

Asia Gases: A $750 Million Business*



	Market Size ($M)	2000 - 2010 Forecasted Market Growth
China / H.K.	900	12 – 13%
Korea	500+	8%
Taiwan	500	8%
Thailand	200+	10%
Singapore	200	7%
Malaysia	100+	8%
Indonesia	100	10 – 12%

* 100% Basis

Air Products

Four Interdependent Corporate Initiatives



Electronic Chemical Opportunities

Segments	Wafer	Semiconductor fabrication	Semiconductor packaging	Printed circuit board processing	Optoelectronics & other
Market Size	~ $1.5B	~ $7B	~ $2B	~ $4B	~ $3B
Key processes	• Polysilicon Mfg. • Polishing • Epitaxy	• CVD/PVD • Cleaning • Photolithography • Diffusion • Etching • Passivation • Planarizing • Drying	• Bonding • Encapsulation • Marking	• Pastes • Soldering • Coating • Substrates	• Liquid Crystals • Fiber • Fibers Coatings • Other



Gases   Chemicals

Wafer

Semiconductor fabrication

Semiconductor packaging

Printed circuit board processing

Optoelectronics and other

Current
Opportunity

Air Products

E-Business – Drives Growth and Work Process Opportunities

- **VerticalNet / Microsoft** – capture customers from VerticalNet's 57 industry focused websites

- **APDirect** – our on-line ordering function for customers

- **Elemica** – one of the 22 founders…streamlines interactions with our major trading partners

- **CoNext Leveraged Sourcing Network** – "Fortune 10" buying leverage through Ariba-based software

---

Our E-Business Approach:

Make selective investments supporting our strategies to boost top line growth, lower costs, and streamline processes

---

New Incentive Compensation Plan

New Performance Shares Program

- **Tied to ORONA**

- **Top 50 Executives**

- **3-Year Plan**

- **Rewards Continuous Improvement**

Performance Pay tied to improving ORONA



Outlook for 2001

- **World Economy**
  - **Uncertain picture**
  - **Electronics and CPI remain healthy**
- **Energy and Raw Materials**
  - **High**
  - **Duration?**
- **Pricing**
  - **Cost Recovery timing**
  - **Continued Pricing actions**
- **Productivity**
  - **Work Process**
  - **Structural Changes**

Thank you

tell me more

www.airproducts.com